

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 10, 2009

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T, Inc.
208 S. Akard St.
Dallas, Texas, 75202

>   **Re: AT&T, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2009**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **File No. 1-8610**

Dear Mr. Lindner:

We have reviewed your supplemental response letter dated June 8, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 18, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Asset Valuation and Impairments, page 20

1.   We note your response to prior comment 8. Please disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit in your discussion of goodwill within critical accounting policies.

2.   We note your response to prior comment 9. Please revise to describe quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of your wireless licenses. Further, quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your wireless licenses. In addition, disclose how the assumptions in your most recent test were impacted by the current economic environment, if at all.

Note 4. Segment Information, page 47

3.   We have reviewed your response and the information presented to your chief
operating decision maker as of December 2008, and it appears that the business
units presented on the Bates numbered page 00010 are each separate segments
under SFAS 131. In this regard, we note the separate presentation of Northeast
Wireless, Southeast Wireless, Central Wireless, West Wireless, Consumer
Markets (Wireline), EBS, Wholesale, Regional Business Markets, Network
Services and Operations Support, Advertising Solutions, International, Sterling
and Customer Information Services/Other. With respect to Network Services and
Operations Support, if it can engage in business activities from which it could
earn revenues, then it would be considered an operating segment as contemplated
by paragraphs 79-80 of SFAS 131 (for example, if they charged the other
components of your enterprise for services provided). We believe that each of
these components constitute an operating segment as discrete financial
information is presented to your chief operating decision maker on a monthly
basis. We note that this information contains operating contribution by each
business unit in which the chief operating decision maker can make decisions
about resources to be allocated and assess performance. In addition, we note that
these components are led by various individuals who appear to be segment
managers as discussed in paragraph 14 of SFAS 131.

If you believe any of the above operating segments can be aggregated under
paragraph 17 of SFAS 131, please provide us your analysis and financial
information for all periods presented in your filing. In addition to your analysis
of paragraphs 17.a through 17.e, please provide us with an analysis that includes
historical and projected revenues, gross margins, gross margin percentages,
adjusted EBITDA, and adjusted EBITDA percentages, along with any other
information you believe would be useful for each of your operating segments to
help us understand how these operations are economically similar. Please also
address any differences in the trends these financial indicators depict (e.g. if
margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be
reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an
analysis to support your position.

Regarding your reports provided to the chief operating decision maker for March
2009, it appears that the business units presented on the Bates numbered page
00055 are each separate operating segments under SFAS 131. In this regard, we
note the separate presentation of Wireless Consumer, Wireless Business, Wireline
Consumer Markets, Wireline Business Solutions, Other Wireline, Advertising

Solutions, International, Sterling and Customer Information Services/Other. Please provide an analysis for March 2009 similar to that requested above for December 2008.

Note 6. Goodwill and Other Intangible Assets, page 50

4.   We defer our evaluation of your response to prior comment 11 until you address the above comment. However, please note that your reporting units for impairment testing purposes should be at the operating segment level or one level below an operating segment (referred to as a component).

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director